Filed by Mereo BioPharma Group plc pursuant to
Rule 425 under the Securities Act of 1933, as amended
Subject Company: OncoMed Pharmaceuticals, Inc.
Date: March 15, 2019.
(Subject Company Commission File No.: 001-35993)

Mereo BioPharma Group plc

("Mereo" or the "Company" or the "Group")

Update on Proposed Combination of Mereo and OncoMed

London, 15 March 2019 – Mereo BioPharma Group plc (AIM: MPH), a clinical stage, UK-based, biopharmaceutical company focused on rare diseases, today provides an update on its proposed combination (the "Proposed Transaction") with OncoMed Pharmaceuticals, Inc. ("OncoMed"), which it expects will close in Q2 2019.

Update on the Proposed Combination

Mereo notes the announcement by OncoMed today that it has received irrevocable support agreements (the “Support Agreements”) to vote in favour of the resolutions to effect the Proposed Transaction at the special meeting of OncoMed shareholders to be called for such purpose from Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., MSI BVF SPV, L.L.C. and Biotechnology Value Trading Fund OS L.P. which represent approximately 10.45% of OncoMed's outstanding shares of common stock.

In total, taken together with those Support Agreements described in Mereo’s announcement of 5 December 2018, OncoMed has now received Support Agreements in respect of holdings representing approximately 21.1% of OncoMed's outstanding shares of common stock.

Mereo continues to make good progress towards the closing of the Proposed Transaction, which is expected to occur in Q2 2019.

Oncomed Special Dividend

Mereo also notes the announcement by OncoMed today that the OncoMed board of directors has declared a one-time special dividend (the “Special Dividend”) in the form of a contractual right to receive certain contingent cash payments from OncoMed upon the actual receipt by OncoMed or its affiliates of certain future milestones or royalties from Celgene Corporation or its affiliates (“Celgene”), if Celgene determines to exercise its exclusive option in relation to the licensing of OncoMed’s etigilimab (anti-TIGIT) product. All such contingent future payments, if any become payable, will be made to OncoMed shareholders of record as of the close of business on 5 April 2019 or their permitted transferees pursuant to a contingent value rights agreement governing such payments (the “OncoMed CVR Agreement”). The Special Dividend will be distributed as of the close of business on 5 April 2019.

Mereo has consented to OncoMed’s entry into the OncoMed CVR Agreement and declaration of the Special Dividend. Neither the OncoMed CVR Agreement nor the Special Dividend is conditional upon the closing of the Proposed Transaction. The OncoMed CVR Agreement is not expected to require revision to the terms of the existing form of contingent value rights agreement relating to the etigilimab product negotiated in connection with the Proposed Transaction and announced previously.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialisation of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have already received significant investment from pharmaceutical companies and that have substantial preclinical, clinical and manufacturing data packages. Each of Mereo's four product candidates has previously generated positive clinical data for Mereo's target indication or in a related indication. Since inception Mereo has commenced large, randomised, placebo-controlled Phase 2 clinical trials for all four of the product candidates:

•	BPS-804 for osteogenesis imperfecta (OI). The Company recently announced completion of enrolment with 112 adult patients in a Phase 2b dose ranging study with some initial data expected in Q2 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the US and EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced first patient in in a Phase 2 dose ranging study in the US with data expected in late 2019;

•	BCT-197 for acute exacerbations of COPD (AECOPD). The Company announced positive Phase 2 data in May 2018; and

•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018.

For Further Enquiries:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Evercore (Financial Adviser to Mereo)	+44 (0)20 7653 6000
Julian Oakley
Tom Watson

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Jill Steier

Important Notice

Evercore Partners International LLP ("Evercore"), which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Mereo and no one else in connection with the Proposed Transaction and accordingly will not be responsible to anyone other than Mereo in providing the protections afforded to clients of Evercore nor for providing advice in relation to the Proposed Transaction, the content of this announcement or any matter referred to herein. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statue or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.

Save for the responsibilities and liabilities, if any, of Evercore and Cantor Fitzgerald under the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or in respect of fraudulent misrepresentation, no representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by or on behalf of Evercore or Cantor Fitzgerald or by their respective affiliates, agents, directors, officers and employees as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

This announcement has been issued by and is the sole responsibility of Mereo. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change without notice. Subject to the AIM Rules, the UK Disclosure Guidance and Transparency Rules and MAR, the issue of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of Mereo or OncoMed since the date of this announcement or that the information in this announcement is correct as at any time subsequent to the date of this announcement.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this announcement, or other information referred to herein, comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No statement in this announcement is intended to be a profit forecast, and no statement in this announcement should be interpreted to mean that earnings per share of Mereo for the current or future financial years would necessarily match or exceed the historical published earnings per share of Mereo.

Forward-Looking Statements

This communication contains "forward-looking statements". All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the Proposed Transaction; failure to realise anticipated benefits of the Proposed Transaction; risks relating to unanticipated costs, liabilities or delays of the Proposed Transaction; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the companies' industry; risks relating to expectations regarding the capitalisation, resources and ownership structure of the combined organisations; the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings related to the merger; risks related to the ability to correctly estimate operating expenses and expenses associated with the merger; risks related to the ability to project future cash utilisation and reserves needed for contingent future liabilities and business operations; risks related to the changes in market prices of the shares of OncoMed's common stock or Mereo's ordinary shares relative to the exchange ratio; ability to hire and retain key personnel; the potential impact of announcement or consummation of the Proposed Transaction on relationships with third parties; changes in law or regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies and their business; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and other judgments.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in OncoMed's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by OncoMed and Mereo with the SEC and those described in Mereo's annual reports, relevant reports and other documents published from time to time by Mereo. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and, if applicable, European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been and Will Be Filed with the SEC

Mereo has filed with the SEC (1) a preliminary registration statement on Form F-4 containing the proxy statement of OncoMed that also constitutes a prospectus of Mereo (the "proxy statement/prospectus") and (2) other documents concerning the proposed combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE REGISTRATION STATEMENT ON FORM F-4, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEREO AND ONCOMED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEREO, ONCOMED, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Mereo's website at https://www.mereobiopharma.com/investors-page/sec-filings/ (for documents filed with the SEC by Mereo) or on OncoMed's website at http://cms2.oncomed.com/investors/financial-information/sec-filings (for documents filed with the SEC by OncoMed).

Participants in the Solicitation

Mereo, Oncomed and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mereo (if relevant) and the stockholders OncoMed, respectively in connection with the proposed combination. Stockholders may obtain information regarding the names, affiliations and interests of OncoMed's directors and officers in OncoMed's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 7, 2019, and its definitive proxy statement on Schedule 14A for the 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. To the extent the holdings of OncoMed's securities by the Company's directors and executive officers have changed since the amounts set forth in OncoMed's proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Mereo's directors and officers is contained in Mereo's Annual Report for the fiscal year ended December 31, 2017 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed combination will be included in the definitive proxy statement/prospectus relating to the proposed combination when it is filed with the SEC. These documents may be obtained free of charge from the SEC's website at www.sec.gov, OncoMed's website at http://cms2.oncomed.com/investors/financial-information/sec-filings and Mereo's website at https://www.mereobiopharma.com/investors-page/sec-filings/.